EXHIBIT 99.13

                               BANRO CORPORATION

                         MANAGEMENT INFORMATION CIRCULAR


                             SOLICITATION OF PROXIES


     This management information circular (the "Circular"), which is dated June 2, 2004, is furnished in connection with the solicitation of proxies by the management of BANRO CORPORATION (the "Corporation") for use at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual and special meeting of shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation. The cost of such solicitation will be borne by the Corporation.

                 APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

     Each person named in the enclosed form of proxy is an officer or a director of the Corporation.

     A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., RICHMOND ADELAIDE CENTRE, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 25TH DAY OF JUNE, 2004.

     A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

     A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation's registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3.

             MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

     The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

                      VOTING BY NON-REGISTERED SHAREHOLDERS

     Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a "non-registered holder") are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans), or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of this Circular and the accompanying Notice together with the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to non-registered holders of common shares.

     Intermediaries are required to forward the Meeting Materials to non-registered holders. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders will either:

a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically, the non-registered holder will also be given a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

     In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder's name in the blank space provided. Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As of the date of this Circular, an aggregate of 13,217,844 common shares of the Corporation and no preference shares of the Corporation were issued and outstanding. Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

     All shareholders of record at the close of business on May 26, 2004 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them. However, if a shareholder has transferred any shares after May 26, 2004 and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such shares.

     As of the date of this Circular, the only person or company who, to the knowledge of the directors and officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over more than ten percent (10%) of the issued and outstanding common shares of the Corporation is as follows:

                              Number of                Total of
Name                        Common Shares            Common Shares
----                        -------------            -------------

Arnold T. Kondrat(1)          1,585,299                  11.99%
----------
(1) Mr. Kondrat is Executive Vice President and a director of the Corporation. See "Election of Directors".

                                    CURRENCY

     As the Corporation's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated.

                              ELECTION OF DIRECTORS

     The number of directors on the board of directors of the Corporation must consist of not more than twenty (20) directors and not less than three (3) directors to be elected annually. The number of directors to be elected at the Meeting is seven (7). Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

     The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, directly or indirectly, or over which he exercises control or direction as at the date of this Circular:

                                                                                      Shares of the
                                                                                       Corporation
     Name, Current                                                                     Beneficially
   Position(s) with                                                                       Owned,
  the Corporation and                                                   Director       Controlled or
Municipality of Residence       Present Principal Occupation(s)(1)       Since          Directed(2)
-------------------------       -------------------------------         --------      --------------

John A. Clarke                  President of Nevsun Resources Ltd. (a   February 3,       9,000
Director                        mineral exploration and development     2004
West Vancouver, British         company).
Columbia

Peter N. Cowley                 President of the Corporation.           January 13,       8,000
Chief Executive Officer,                                                2004
President and a director
Surrey, United Kingdom

Geoffrey G. Farr                Partner of Macleod Dixon LLP (a law     September        25,999
Secretary and a director        firm)(5).                               27, 2001
Toronto, Ontario

Arnold T.  Kondrat(3)           Executive Vice President of the         May 3, 1994   1,585,299
Executive Vice President        Corporation and Chairman of the Board
and a director(4)               of Nevada Bob's International Inc. (an
Toronto, Ontario                international licensor).

Richard J. Lachcik(3)           Partner of Macleod Dixon LLP (a law     August 23,       25,000
Director                        firm)(5).                               1996
Oakville, Ontario

                                                                                      Shares of the
                                                                                       Corporation
     Name, Current                                                                     Beneficially
   Position(s) with                                                                       Owned,
  the Corporation and                                                   Director       Controlled or
Municipality of Residence       Present Principal Occupation(s)(1)       Since          Directed(2)
-------------------------       -------------------------------         --------      --------------

Bernard R. van Rooyen(3)        Director of various public companies    June 16,          47,733
Director                        engaged in mining.                      1997
Johannesburg, South Africa

Simon Village                   Managing Director, Gold Investment      March 8,          44,200
Director                        Services, of the World Gold Council     2004
Kent, United Kingdom            (an international marketing organization
                                for the gold industry formed and funded
                                by the world's leading gold mining
                                companies).

----------

(1) Applicable securities law requires that the Corporation also disclose the principal occupations of each proposed director during the last five years, unless the proposed director is now a director and was elected to his present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular. Based on these requirements, the principal occupations during the last five years of each of Mr. Clarke and Mr. Cowley must be disclosed. Mr. Clarke has been the President of Nevsun Resources Ltd. during the last five years. Mr. Cowley has been President of the Corporation since June 1, 2004 and, prior thereto, he was Managing Director of Ashanti Exploration, the exploration division of Ashanti Goldfields Company Limited (a gold mining company).

(2) The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(3)  Member of the audit committee of the board of directors of the Corporation.

(4) Mr. Kondrat is also Secretary-Treasurer and a director of the Corporation's subsidiary, Banro American Resources Inc.

(5)  Macleod Dixon LLP acts as counsel to the Corporation.

                             APPOINTMENT OF AUDITORS

     BDO Dunwoody LLP, Chartered Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation on November 21, 2002 (prior to November 21, 2002, PricewaterhouseCoopers LLP ("PWC"), Chartered Accountants, were the auditors of the Corporation and PWC were first appointed auditors effective September 16, 1996). Shareholders of the Corporation will be asked at the Meeting to reappoint BDO Dunwoody LLP as the Corporation's auditors, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation. The resolution shareholders will be asked to approve with respect to such reappointment must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of BDO Dunwoody LLP.

                                   SHARE SPLIT

     To subdivide the common shares of the Corporation, the articles of the Corporation must be amended.(1) Such an amendment must be authorized by a special resolution of shareholders. The board of directors of the Corporation is considering a subdivision of the outstanding common shares of the Corporation on a two for one basis in order to increase the market liquidity of the Corporation's shares. However, a final determination as to whether to carry out the said subdivision has not yet been made and it is not contemplated that such a determination will be made in the near future. Given the said special resolution requirement, the board of directors of the Corporation believes that it would be in the best interests of the Corporation to have shareholders authorize the said subdivision at the Meeting in order to avoid the delay and expense in having to call another shareholders' meeting should the board ultimately decide to proceed with the said subdivision.

     Shareholders of the Corporation will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of a special resolution, an amendment to the articles of the Corporation to subdivide each one of the issued and outstanding common shares of the Corporation into two common shares of the Corporation. The special resolution shareholders will be asked to approve is as follows:

                  BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

     1. the articles of the Corporation be amended to subdivide the issued and outstanding common shares of the Corporation by changing each one of the issued and outstanding common shares of the Corporation into two common shares of the Corporation;

     2. any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver, or cause to be delivered, articles of amendment of the Corporation, as required pursuant to the Canada Business Corporations Act, and to do all such other acts or things necessary or desirable to implement, carry out and give effect to the said amendment to the articles of the Corporation; and

     3. the directors of the Corporation are hereby authorized, in their discretion, to revoke this special resolution or any portion thereof before it is acted upon without further approval or authorization of the shareholders of the Corporation.

Notwithstanding that the above special resolution is passed at the Meeting, if the directors of the Corporation ultimately determine that it is not in the best interests of the Corporation to proceed with the share subdivision, paragraph 3 of the special resolution authorizes the directors of the Corporation, in their discretion, to revoke the special resolution before it is acted upon.

     To be approved, the above special resolution must be passed by not less than two-thirds of the votes cast by shareholders at the Meeting in respect of this special resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the special resolution.

----------

(1) The approval of the TSX Venture Exchange is also required in order to carry out a share subdivision.

                         AMENDMENT TO STOCK OPTION PLAN

     The   Corporation's   stock  option  plan  (the  "Plan")  was  approved  by
shareholders of the Corporation at the annual and special meeting of shareholders held on December 12, 2000 and amendments to the Plan were approved by shareholders of the Corporation at shareholder meetings held on October 3, 2003 and March 8, 2004. There are currently outstanding under the Plan stock options to purchase 1,441,500 common shares of the Corporation ("Shares") and, to date, stock options to purchase 520,000 Shares have been exercised under the Plan. Prior to the amendment described in the next sentence, the terms of the Plan provided that the maximum number (the "Maximum Number") of additional stock options that could still be granted under the Plan was stock options to purchase 638,500 Shares. The board of directors of the Corporation, by resolution dated effective June 1, 2004, approved, subject to and conditional upon receipt of shareholder approval and the approval of the TSX Venture Exchange, an amendment to the Plan to increase the Maximum Number by 500,000 to stock options to purchase 1,138,500 Shares. Therefore, assuming receipt of the required approvals for the said amendment to the Plan, the aggregate number of Shares issuable pursuant to the exercise of stock options currently outstanding (1,441,500) or which may in the future be granted under the Plan (1,138,500) is 2,580,000.

     Shareholders of the Corporation will be asked at the Meeting to consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, the said amendment to the Plan. The resolution shareholders will be asked to approve is as follows:

     WHEREAS there are currently outstanding under the Corporation's stock option plan (the "Plan") stock options to purchase 1,441,500 common shares of the Corporation ("Shares") and, to date, stock options to purchase 520,000 Shares have been exercised under the Plan;

     AND WHEREAS prior to the amendment to the Plan described in the next recital, the terms of the Plan provided that the maximum number (the
     "Maximum Number") of additional stock options that could still be granted under the Plan was stock options to purchase 638,500 Shares;

     AND WHEREAS the board of directors of the Corporation, by resolution dated effective June 1, 2004, approved, subject to and conditional upon receipt of shareholder approval and the approval of the TSX Venture Exchange, an amendment (the "Amendment") to the Plan to increase the Maximum Number by 500,000 to stock options to purchase 1,138,500 Shares;

     AND WHEREAS shareholders of the Corporation wish to approve, confirm and ratify the Amendment pursuant hereto;

     NOW THEREFORE BE IT RESOLVED THAT:

1.   the Amendment be and is hereby approved, confirmed and ratified; and

2. any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver on behalf of the Corporation all such documents and instruments and to do all such other acts and things as in his opinion may be necessary or desirable in connection with the foregoing.

     To be approved, the above resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution, other than votes attaching to Shares beneficially owned by insiders of the Corporation to whom stock options may be granted under the Plan ("Insiders") and associates of such Insiders(1). Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the resolution.

----------

(1) Based on information furnished to the Corporation by Insiders, the number of votes attaching to Shares beneficially owned by Insiders and Insiders' associates is 1,745,231 in the aggregate.

                                  BY-LAW NO. 3

     Effective April 2, 2004, the Corporation was continued as a corporation under the Canada Business Corporations Act (the "CBCA"). Prior to the continuance, the Corporation was governed by the Ontario Business Corporations Act (the "OBCA") and, accordingly, the Corporation's general by-law conformed to the provisions of the OBCA. As a result of the continuance, the board of directors of the Corporation, by resolution dated effective April 5, 2004, repealed the Corporation's general (and only) bylaw, by-law no. 2, and in its place enacted and made by-law no. 3 as the new general by-law of the Corporation, which new general by-law conforms to the provisions of the CBCA. A copy of by-law no. 3 of the Corporation is attached to this Circular as Schedule "A".

     The CBCA provides that the directors may by resolution make or repeal any by-laws that regulate the business or affairs of a corporation. However, the CBCA also provides that where the directors make or repeal a by-law, they must submit the by-law or repeal to the shareholders of the corporation at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law or repeal. Shareholders of the Corporation will therefore be asked at the Meeting to consider and, if thought advisable, to confirm by means of an ordinary resolution, the repeal of by-law no. 2 of the Corporation and the making of by-law no. 3 of the Corporation. The resolution shareholders will be asked to approve is as follows:

     BE IT RESOLVED THAT:

1. the repeal by the board of directors of the Corporation of by-law no. 2 of the Corporation be and is hereby confirmed without variation or amendment;

2. by-law no. 3 of the Corporation, being a by-law relating generally to the transaction of the business and affairs of the Corporation, a copy of which by-law is attached as Schedule "A" to the management information circular of the Corporation dated June 2, 2004, as enacted and made by the board of directors of the Corporation by resolution dated effective April 5, 2004, be and it is hereby confirmed without variation or amendment; and

3. it is hereby confirmed that the repeal of by-law no. 2 of the Corporation shall not affect the previous operation of such by-law or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to such by-law prior to its repeal.

     To be approved, the above resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the resolution.

                      STATEMENT OF EXECUTIVE COMPENSATION

     Applicable securities law requires that a "Statement of Executive Compensation" in accordance with Form 51-102F6 be included in this Circular. Form 51-102F6 prescribes the disclosure requirements in respect of the compensation of certain executive officers and directors of reporting issuers. The following addresses the applicable items identified in Form 51-102F6.

Summary Compensation Table
--------------------------

     The following table (which is presented in accordance with Form 51-102F6) sets forth certain information with respect to the named individuals for the financial years ended December 31, 2003, December 31, 2002 and December 31, 2001. Other than as set out in the following table, no executive officer of the Corporation received, during the said financial years, salary and bonus in excess of Cdn$150,000.

                                                                                   Long Term
                                                             Annual Compensation  Compensation
                                                             -------------------  ------------

    Name and                                                   Other Annual     Shares under       All other
Principal Position         Year        Salary        Bonus     Compensation   Options Granted     Compensation
------------------         ----        ------        -----     ------------   ---------------     ------------

William R. Wilson          2003                                   $14,256(2)       10,000              Nil
Former Chief               2002          Nil          Nil         $10,286(2)         Nil               Nil
Executive Officer          2001(1)       Nil          Nil         $12,028(2)       50,000              Nil

Donat K. Madilo            2003        $33,951        Nil             Nil          10,000              Nil
Treasurer                  2002        $30,226        Nil             Nil          20,000              Nil
                           2001        $28,092        Nil             Nil          15,000              Nil

Arnold T. Kondrat          2003       $154,548        Nil             Nil         121,000              Nil
Executive Vice             2002        $30,526     $107,016           Nil         123,000              Nil
President                  2001        $30,998        Nil             Nil         250,000              Nil

Bernard R. van             2001(3)       Nil          Nil             Nil          50,000              Nil
Rooyen
Former Chief
Executive Officer

----------

(1) Mr. Wilson was Chief Executive Officer and President of the Corporation from January 16, 2001 to January 13, 2004.

(2)  Represents management fees paid by the Corporation to Mr. Wilson.

(3) Mr. van Rooyen was Chairman of the Board, Chief Executive Officer and President of the Corporation until January 16, 2001.

Long-Term Incentive Plan Awards
-------------------------------

     The Corporation did not have a long-term incentive plan within the meaning of Form 51-102F6 (the definition of "long-term incentive plan" contained in Form 51-102F6 expressly excludes a stock option plan) during the financial year ended December 31, 2003.

Stock Options
-------------

     The following table (which is presented in accordance with Form 51-102F6) sets forth certain information with respect to stock options of the Corporation granted to Mr. Wilson, Mr. Madilo and Mr. Kondrat (the "Named Executive Officers") during the financial year ended December 31, 2003.

                                                                                 Market Value
                                        % of Total                                 of Shares
                                         Options                                  Underlying
                      Shares Under       Granted         Exercise Price         Options on the      Expiration
Name                  Options Granted    in 2003           (per share)         Date of Grant(1)         Date
----                  ---------------    -------           -----------         ----------------         ----
                            (#)
William R. Wilson         10,000          2.33%             Cdn$4.00              Cdn$4.00         Oct. 16, 2008

Donat K. Madilo           10,000          2.33%             Cdn$4.00              Cdn$4.00         Oct. 16, 2008

Arnold T. Kondrat        121,000         28.24%             Cdn$4.00              Cdn$4.00         Oct. 16, 2008

----------

(1) The market value figure identified in this column of the table is the last closing sale price per share of the common shares of the Corporation prior to the date the stock options were granted, as reported by the TSX Venture Exchange.

     The following table (which is presented in accordance with Form 51-102F6) sets forth details of all exercises of stock options of the Corporation by the Named Executive Officers during the financial year ended December 31, 2003, and the value of all outstanding stock options of the Corporation held by the Named Executive Officers as at December 31, 2001.


                                                                                Value of Unexercised
                   Shares Acquired      Aggregate       Unexercised Options     in-the-Money Options
 Name                on Exercise      Value Realized     at Dec. 31, 2003        at Dec. 31, 2003(2)
 ----                -----------      --------------     ----------------        -------------------
                         (#)                                   (#)
William R. Wilson        Nil               N/A          Exercisable - 52,500    Cdn$254,000 (exercisable)
                                                        Unexercisable - 7,500   Cdn$12,000 (unexercisable)

Donat K. Madilo        15,000          Cdn$58,500(1)    Exercisable - 22,500    Cdn$100,000 (exercisable)
                                                        Unexercisable - 7,500   Cdn$12,000 (unexercisable)

Arnold T. Kondrat        Nil               N/A          Exercisable - 403,250   Cdn$1,888,800 (exercisable)
                                                        Unexercisable - 90,750  Cdn$145,200 (unexercisable)

----------

(1) This is based on the last closing sale price of the common shares of the Corporation prior to the date the stock options were exercised, as reported by the TSX Venture Exchange.

(2) This is based on the last closing sale price of the common shares of the Corporation as at December 31, 2003, as reported by the TSX Venture Exchange.

Stock Option Repricings
-----------------------

     The Corporation did not during the financial year ended December 31, 2003 reprice downward any stock options.

Employment Contracts
--------------------

     Other than as set out in the next paragraph, there is no (a) employment contract between the Corporation or any of its subsidiaries and a Named Executive Officer, or (b) compensatory plan, contract or arrangement with respect to a Named Executive Officer which results or will result from the resignation, retirement or any other termination of a Named Executive Officer's employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in a Named Executive Officer's responsibilities following a change of control.

     The Corporation and Mr. Kondrat have entered into an employment contract (the "Agreement") which sets out the terms upon which Mr. Kondrat performs the services of Executive Vice President of the Corporation. Under the Agreement, Mr. Kondrat is paid a salary of Cdn$18,000 per month. The Corporation may terminate the Agreement at any time (a) for "just cause" (as defined in the Agreement) without notice and without any payment in lieu of notice, or (b) without cause or notice provided the Corporation pays Mr. Kondrat an amount equal to six months salary in lieu of notice.

Compensation of Directors
-------------------------

     Other than through the grant of stock options, no directors of the Corporation were compensated by the Corporation during the financial year ended December 31, 2003 for their services in their capacity as directors. The directors are entitled to participate in the Corporation's stock option plan. The following table sets out the stock options of the Corporation granted to the directors of the Corporation under the said plan during the financial year ended December 31, 2003 (other than the stock options granted to Mr. Wilson and Mr. Kondrat which are set out above under "Stock Options"). Each such stock option entitles the holder to purchase one common share of the Corporation at a price of Cdn$4.00 until October 16, 2008.

                                                  Number of
          Name                                  Options Granted
          ----                                  ---------------
          Bernard R. van Rooyen                     10,000
          Richard J. Lachcik                         5,000
          Geoffrey G. Farr                           5,000

     No directors of the Corporation were compensated by the Corporation during the financial year ended December 31, 2003 for services as consultants or experts, other than Mr. van Rooyen who was paid during such year by the Corporation consulting fees of $20,000 for services rendered in connection with litigation in South Africa.

     The Corporation maintains directors' and officers' liability insurance for the benefit of directors and officers of the Corporation carrying coverage in the amount of $1,000,000 as an aggregate limit of liability in each policy year. Subject to certain exceptions, there is a deductible in the amount of either $50,000 or $75,000 depending on the nature of the claim and the total annual premium payable by the Corporation for the policy is $20,000.

     During the financial year ended December 31, 2003, the Corporation incurred legal expenses of $78,047 to Macleod Dixon LLP, which acts as counsel to the Corporation. Richard J. Lachcik and Geoffrey G. Farr, directors of the Corporation, are partners of Macleod Dixon LLP.

               SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

     The following table sets forth, as at December 31, 2003, the number of common shares of the Corporation to be issued upon the exercise of outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of common shares of the Corporation remaining available for future issuance under equity compensation plans of the Corporation.

----------------------------------------------------------------------------------------------------------------------
                                                                Weighted-average         Number of common shares
                             Number of common shares to be     exercise price of      remaining available for future
                                 issued upon exercise          options, warrants          issuance under equity
                                options, warrants and             and rights           compensation plans as at Dec.
                               rights outstanding as at         outstanding as at       31, 2003 (excluding shares
       Plan Category                Dec. 31, 2003                 Dec. 31, 2003        reflected in the first column)
----------------------------------------------------------------------------------------------------------------------
Equity compensation plans              1,081,500                    Cdn$2.06                     738,500
approved by
shareholders(1)
----------------------------------------------------------------------------------------------------------------------
Equity compensation plans                 n/a                         n/a                          nil
not approved by
shareholders
----------------------------------------------------------------------------------------------------------------------
Total                                  1,081,500(1)                 Cdn$2.06                     738,500(1)
----------------------------------------------------------------------------------------------------------------------

----------

(1) The only equity compensation plan of the Corporation approved by shareholders is the Corporation's stock option plan (the "Plan"). See the disclosure in this Circular under "Amendment to Stock Option Plan" for current information with respect to the number of common shares of the Corporation issuable upon the exercise of outstanding stock options granted under the Plan and the number of common shares of the Corporation issuable upon the exercise of stock options which may in the future be granted under the Plan.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

     As of the date of this Circular, no current or former officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, is indebted to the Corporation or a subsidiary of the Corporation, other than a former employee of the Corporation who is indebted to the Corporation in the amount of $50,025 (this indebtedness was not incurred in connection with the purchase of common shares of the Corporation).

     As of the date of this Circular, no current or former officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

              INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

     No director or officer of the Corporation, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the outstanding common shares of the Corporation (a "10% Shareholder"), no director or officer of a 10% Shareholder or of a subsidiary of the Corporation and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's financial year ended December 31, 2003 or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

                              FINANCIAL STATEMENTS

     The audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2003 (the "2003 Financial Statements"), together with the auditors' report thereon, are enclosed with this Circular. The directors will lay before the Meeting the 2003 Financial Statements and said auditors' report.

                             ADDITIONAL INFORMATION

     Financial information relating to the Corporation is provided in the 2003 Financial Statements and the Corporation's management's discussion and analysis for the financial year ended December 31, 2003. Copies of this Circular, the 2003 Financial Statements, the said management's discussion and analysis and interim consolidated financial statements of the Corporation subsequent to the 2003 Financial Statements, as well as additional information relating to the Corporation, are available on SEDAR at www.sedar.com. Copies of such documents may also be obtained without charge by writing to the Treasurer of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3.

                               DIRECTORS' APPROVAL

     The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the board of directors of the Corporation. Unless otherwise indicated, information contained in this Circular is given as of June 2, 2004.

     DATED at Toronto, Ontario this 2nd day of June, 2004.


                                                BY ORDER OF THE BOARD

                                                (signed)

                                                Arnold T. Kondrat
                                                Executive Vice President

                                  SCHEDULE "A"



                                BANRO CORPORATION
                              (the "Corporation")

                                  BY-LAW NO. 3

     A by-law relating generally to the transaction of the business and affairs of the Corporation.

                                TABLE OF CONTENTS


                                   ARTICLE 1
                                 INTERPRETATION

Section 1.1  Definitions.....................................................  1
Section 1.2  Conflict With Unanimous Shareholder Agreement...................  2

                                   ARTICLE 2
                           BUSINESS OF THE CORPORATION

Section 2.1  Registered Office...............................................  2
Section 2.2  Corporate Seal..................................................  2
Section 2.3  Financial Year..................................................  2
Section 2.4  Execution of Instruments........................................  3
Section 2.5  Banking Arrangements............................................  3
Section 2.6  Voting Rights in Other Bodies Corporate.........................  3
Section 2.7  Divisions.......................................................  3

                                   ARTICLE 3
                            BORROWING AND SECURITIES

Section 3.1  Borrowing Power.................................................  4
Section 3.2  Delegation......................................................  4

                                   ARTICLE 4
                                    DIRECTORS

Section 4.1  Number of Directors and Quorum..................................  4
Section 4.2  Qualification...................................................  5
Section 4.3  Election and Term...............................................  5
Section 4.4  Removal of Directors............................................  5
Section 4.5  Termination of Office...........................................  5
Section 4.6  Vacancies.......................................................  5
Section 4.7  Action by the Board.............................................  5
Section 4.8  Transacting Business............................................  6
Section 4.9  Meeting by Telephonic, Electronic or Other
             Communication Facility..........................................  6
Section 4.10 Place of Meetings...............................................  6
Section 4.11 Calling of Meetings.............................................  6
Section 4.12 Notice of Meeting...............................................  6
Section 4.13 First Meeting of New Board......................................  7
Section 4.14 Adjourned Meeting...............................................  7
Section 4.15 Regular Meetings................................................  7

Section 4.16 Chairperson.....................................................  7
Section 4.17 Votes to Govern.................................................  7
Section 4.18 Conflict of Interest............................................  7
Section 4.19 Remuneration and Expenses.......................................  8

                                    ARTICLE 5
                                   COMMITTEES

Section 5.1  Committees of the Board.........................................  8
Section 5.2  Transaction of Business.........................................  8
Section 5.3  Advisory Bodies.................................................  8
Section 5.4  Procedure.......................................................  8

                                   ARTICLE 6
                                    OFFICERS

Section 6.1  Appointment.....................................................  8
Section 6.2  Chairperson of the Board........................................  9
Section 6.3  Managing Director...............................................  9
Section 6.4  President.......................................................  9
Section 6.5  Vice-President..................................................  9
Section 6.6  Secretary.......................................................  9
Section 6.7  Treasurer.......................................................  9
Section 6.8  Powers and Duties of Other Officers............................. 10
Section 6.9  Variation of Powers and Duties.................................. 10
Section 6.10 Term of Office.................................................. 10
Section 6.11 Terms of Employment and Remuneration............................ 10
Section 6.12 Conflict of Interest............................................ 10
Section 6.13 Agents and Attorneys............................................ 10
Section 6.14 Fidelity Bonds.................................................. 10

                                    ARTICLE 7
                  PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

Section 7.1  Limitation of Liability......................................... 10
Section 7.2  Indemnity....................................................... 11
Section 7.3  Insurance....................................................... 11

                                    ARTICLE 8
                                     SHARES

Section 8.1  Allotment of Shares............................................. 11
Section 8.2  Commissions..................................................... 12
Section 8.3  Registration of Share Transfer.................................. 12
Section 8.4  Transfer Agents and Registrars.................................. 12
Section 8.5  Non-Recognition of Trusts....................................... 12
Section 8.6  Share Certificates.............................................. 12
Section 8.7  Replacement of Share Certificates............................... 13
Section 8.8  Joint Holders................................................... 13
Section 8.9  Deceased Shareholders........................................... 13

                                    ARTICLE 9
                              DIVIDENDS AND RIGHTS

Section 9.1  Dividends....................................................... 13
Section 9.2  Dividend Payments............................................... 13
Section 9.3  Non-Receipt of Payment.......................................... 13
Section 9.4  Record Date for Dividends and Rights............................ 14
Section 9.5  Unclaimed Dividends............................................. 14

                                   ARTICLE 10
                            MEETINGS OF SHAREHOLDERS

Section 10.1 Annual Meetings................................................. 14
Section 10.2 Special Meetings................................................ 14
Section 10.3 Meeting by Telephonic, Electronic or Other
             Communication Facility.......................................... 14
Section 10.4 Place of Meetings............................................... 14
Section 10.5 Notice of Meetings.............................................. 15
Section 10.6 List of Shareholders Entitled to Notice......................... 15
Section 10.7 List of Shareholders Entitled to Vote........................... 15
Section 10.8 Record Date for Notice or Voting................................ 15
Section 10.9 Meetings Without Notice......................................... 16
Section 10.10  Chairperson, Secretary and Scrutineers........................ 16
Section 10.11  Persons Entitled to be Present................................ 16
Section 10.12  Quorum........................................................ 16
Section 10.13  Right to Vote................................................. 16
Section 10.14  Proxyholders and Representatives.............................. 17
Section 10.15  Time for Deposit of Proxies................................... 17
Section 10.16  Joint Shareholders............................................ 17
Section 10.17  Votes to Govern............................................... 17
Section 10.18  Show of Hands................................................. 17
Section 10.19  Ballots....................................................... 18
Section 10.20  Adjournment................................................... 18
Section 10.21  Resolution in Writing......................................... 18
Section 10.22  Only One Shareholder.......................................... 18

                                   ARTICLE 11
                                     NOTICES

Section 11.1 Method of Giving Notices........................................ 18
Section 11.2 Notice to Joint Holders......................................... 19
Section 11.3 Computation of Time............................................. 19
Section 11.4 Undelivered Notices............................................. 19
Section 11.5 Omissions and Errors............................................ 19
Section 11.6 Persons Entitled by Death or Operation of Law................... 19
Section 11.7 Waiver of Notice................................................ 19

                                   ARTICLE 12
                                 EFFECTIVE DATE

Section 12.1 Effective Date.................................................. 20
Section 12.2 Repeal.......................................................... 20

     BE IT ENACTED as a by-law of the Corporation as follows:

                                    ARTICLE 1
                                 INTERPRETATION

Section 1.1 Definitions.

(1)  In the by-laws of the Corporation, unless the context otherwise requires:

     "Act" means the Canada Business Corporations Act, and any statute that may be substituted therefor, as from time to time amended.

     "appoint" includes "elect" and vice versa.

     "articles" means the articles of the Corporation as from time to time amended or restated.

     "board" means the board of directors of the Corporation.

     "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect.

     "cheque" includes a draft.

     "Corporation" means the corporation continued under the Act on April 2, 2004 and named Banro Corporation.

     "meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders.

     "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada) as from time to time amended.

     "ordinary resolution" means a resolution passed by a majority of the votes cast by the shareholders who voted in respect of that resolution or signed by all of the shareholders entitled to vote on that resolution.

     "recorded address" means in the case of a shareholder, the person's address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director (subject to the provisions of section 11.1), officer, auditor or member of a committee of the board, their latest address as recorded in the records of the Corporation.

     "resident Canadian" means an individual who is:

     (a)  a Canadian citizen ordinarily resident in Canada;

     (b) a Canadian citizen not ordinarily resident in Canada who is a member of a class of persons prescribed in the regulations to the Act, as amended from time to time; or

     (c) a permanent resident within the meaning of subsection 2(1) of the Immigration and Refugee Protection Act and ordinarily resident in Canada, except a permanent resident who has been ordinarily resident in Canada for more than one year after the time at which they first became eligible to apply for Canadian citizenship.

     "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by or pursuant to section 2.4.

     "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders.

     "special resolution" means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

     "unanimous shareholder agreement" means a written agreement among all the shareholders of the Corporation or among all such shareholders and one or more persons who are not shareholders or a written declaration of the beneficial owner of all of the issued shares of the Corporation that restricts, in whole or in part, the powers of the directors to manage, or supervise the management of, the business and affairs of the Corporation, as from time to time amended.

(2) Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, partnership, association, body corporate, unincorporated organization, and personal representative.

Section 1.2 Conflict With Unanimous Shareholder Agreement.

     Where any provision in the by-laws conflicts with any provision of a unanimous shareholder agreement the provision of such unanimous shareholder agreement shall govern.

                                    ARTICLE 2
                          BUSINESS OF THE CORPORATION

Section 2.1 Registered Office.

     The registered office of the Corporation shall be in the province within Canada from time to time specified in the articles as the board may from time to time determine.

Section 2.2 Corporate Seal.

     Until changed by the board, the corporate seal of the Corporation shall be in such form as the board may from time to time approve by resolution.

Section 2.3 Financial Year.

     The financial year of the Corporation shall end on such date in each year as shall be determined from time to time by resolution of the board.

Section 2.4 Execution of Instruments.

     Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed, either manually or by electronic means in accordance with the Act, on behalf of the Corporation by two persons, one of whom holds the office of chairperson of the board, managing director, president, vice-president or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant secretary or assistant treasurer or any other office created by by-law or by resolution of the board. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

Section 2.5 Banking Arrangements.

     The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations or persons as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

Section 2.6 Voting Rights in Other Bodies Corporate.

     The person or persons authorized under section 2.4 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the said person or persons executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

Section 2.7 Divisions.

     The board may cause the business and operations of the Corporation, or any part thereof, to be divided or segregated into one or more divisions upon such basis, including, without limitation, character or type of businesses or operations, geographical territories, product lines or goods or services, as the board may consider appropriate in each case. From time to time the board or, if authorized by the board, the chief executive officer, may authorize, upon such basis as may be considered appropriate in each case:

     (a)  Sub-Division and  Consolidation.  The further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

     (b) Name. The designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

     (c) Officers. The appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's rights under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Corporation, unless expressly designated as such.

                                    ARTICLE 3
                            BORROWING AND SECURITIES

Section 3.1 Borrowing Power.

(1) Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

     (a)  borrow money upon the credit of the Corporation;

     (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

     (c)  to the extent  permitted by the Act, give a guarantee on behalf of the
          Corporation   to  secure   performance   of  any   present  or  future
          indebtedness, liability or obligation of any person; and

     (d) charge, mortgage, hypothecate, pledge, or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

(2) Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

Section 3.2 Delegation.

     The board may from time to time delegate to a committee of the board, one or more directors or officers of the Corporation or any other person as may be designated by the board all or any of the powers conferred on the board by section 3.1 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

                                    ARTICLE 4
                                    DIRECTORS

Section 4.1 Number of Directors and Quorum.

     Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided for in the articles. Subject to section 4.8, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the members of the board or such greater or lesser number of directors as the board may from time to time determine.

Section 4.2 Qualification.

     No person shall be qualified for election as a director if the person is less than 18 years of age; if the person is of unsound mind and has been so found by a court in Canada or elsewhere; if the person is not an individual; or if the person has the status of a bankrupt. A director need not be a shareholder. At least 25% of the directors shall be resident Canadians.

Section 4.3 Election and Term.

     The election of directors shall take place at the first meeting and thereafter at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall, if a minimum and maximum number of directors is authorized, be the number of directors then in office unless the directors or the shareholders otherwise determine or shall, if a fixed number of directors is authorized, be such fixed number. The election shall be by ordinary resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

Section 4.4 Removal of Directors.

     Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a special meeting of shareholders called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board.

Section 4.5 Termination of Office.

     A director ceases to hold office when the director dies; the director is removed from office by the shareholders; the director ceases to be qualified for election as a director; or the director's written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

Section 4.6 Vacancies.

     Subject to the provisions of the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors specified in the articles or from a failure of the shareholders to elect the number or minimum number of directors specified in the articles. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number or minimum number of directors specified in the articles, the directors then in office shall without delay call a special meeting of shareholders to fill the vacancy. If such directors fail to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

Section 4.7 Action by the Board.

     Subject to any unanimous shareholder agreement, the board shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to sections 4.8 and 4.9, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office. Where the Corporation has only one director, that director may constitute a meeting.

Section 4.8 Transacting Business.

     The board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least 25% of the directors present are resident Canadians, except where:

     (a)  a resident  Canadian  director who is unable to be present approves in
          writing,  or  by  telephonic,   electronic  or  other   communications
          facility, the business transacted at the meeting; and

     (b) the required number of resident Canadian directors would have been present had that director been present at the meeting.

Section 4.9 Meeting by Telephonic, Electronic or Other Communication Facility.

     If all the directors of the Corporation consent, a director may participate in a meeting of the board or of a committee of the board by such telephonic, electronic or other communication facility as permits all persons participating in the meeting to communicate with each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

Section 4.10 Place of Meetings.

     Meetings of the board may be held at any place in or outside Canada.

Section 4.11 Calling of Meetings.

     Meetings of the board shall be held from time to time at such time and at such place as the board, the chairperson of the board, the managing director, the president or any two directors may determine.

Section 4.12 Notice of Meeting.

     Notice of the time and place of each meeting of the board shall be given in the manner provided in Article Eleven to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

     (a) submit to the shareholders any question or matter requiring approval of the shareholders;

     (b)  fill a vacancy among the directors or in the office of auditor;

     (c) issue securities, except in the manner and on the terms authorized by the directors;

     (d)  declare dividends;

     (e)  purchase,   redeem  or  otherwise   acquire   shares   issued  by  the
          Corporation;

     (f)  pay a commission for the sale of shares;

     (g)  approve a management proxy circular referred to in the Act;

     (h)  approve a take-over bid circular or directors' circular;

     (i)  approve any annual financial statements referred to in the Act; or

     (j)  adopt, amend or repeal by-laws.

Section 4.13 First Meeting of New Board.

     Provided a quorum of directors is present, each newly elected board may hold its first meeting, without notice, immediately following the meeting of shareholders at which such board is elected.

Section 4.14 Adjourned Meeting.

     Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

Section 4.15 Regular Meetings.

     The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

Section 4.16 Chairperson.

     The chairperson of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairperson of the board, managing director, president or a vice-president. If no such officer is present, the directors present shall choose one of their number to be chairperson. If the secretary of the Corporation is absent, the chairperson shall appoint some person, who need not be a director, to act as secretary of the meeting.

Section 4.17 Votes to Govern.

     At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairperson of the meeting shall not be entitled to a second or casting vote.

Section 4.18 Conflict of Interest.

     A director or officer who is a party to, or who is a director or officer, or an individual acting in a capacity similar to a director or officer, of a party to, or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation shall disclose the nature and extent of their interest at the time and in the manner provided by the Act and such material interest shall be entered in the minutes of the meetings of directors or otherwise noted in the records of the Corporation. Any such material contract or material transaction or proposed material contract or proposed material transaction shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders. Such a director shall not vote on any resolution to approve the same except as provided by the Act.

Section 4.19 Remuneration and Expenses.

     Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

                                    ARTICLE 5
                                   COMMITTEES

Section 5.1 Committees of the Board.

     The board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

Section 5.2 Transaction of Business.

     Subject to the provisions of section 5.1, the powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of any such committee may be held at any place in or outside of Canada.

Section 5.3 Advisory Bodies.

     The board may from time to time appoint such advisory bodies as it may deem advisable.

Section 5.4 Procedure.

     Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairperson, and to regulate its procedure.

                                    ARTICLE 6
                                    OFFICERS

Section 6.1 Appointment.

     Subject to any unanimous shareholder agreement, the board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to sections 6.2 and 6.3, an officer may, but need not be, a director and one person may hold more than one office.

Section 6.2 Chairperson of the Board.

     The board may from time to time also appoint a chairperson of the board who shall be a director. If appointed, the board may assign to the chairperson any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president, and the chairperson shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairperson, the chairperson's duties shall be performed, and the chairperson's powers exercised, by the managing director, if any, or by the president.

Section 6.3 Managing Director.

     The board may from time to time also appoint a managing director who shall be a resident Canadian and a director. If appointed, the managing director shall be the chief executive officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation; and the managing director shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

Section 6.4 President.

     If appointed, the president shall be the chief operating officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and the president shall have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office.

Section 6.5 Vice-President.

     A vice-president shall have such powers and duties as the board or the chief executive officer may specify.

Section 6.6 Secretary.

     The secretary shall enter or cause to be entered minutes of all proceedings of all meetings of the board, shareholders and committees of the board in records kept for that purpose; the secretary shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; the secretary shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents, and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and the secretary shall have such other powers and duties as the board or the chief executive officer may specify.

Section 6.7 Treasurer.

     The treasurer shall keep or cause to be kept proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; the treasurer shall render or cause to be rendered to the board whenever required an account of all their transactions as treasurer and of the financial position of the Corporation; and the treasurer shall have such other powers and duties as the board or the chief executive officer may specify.

Section 6.8 Powers and Duties of Other Officers.

     The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

Section 6.9 Variation of Powers and Duties.

     The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

Section 6.10 Term of Office.

     The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board shall hold office until the officer's successor is appointed, or until the officer's earlier resignation.

Section 6.11 Terms of Employment and Remuneration.

     The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time.

Section 6.12 Conflict of Interest.

     An officer shall disclose the officer's interest in any material contract or proposed material contract with the Corporation in accordance with section 4.18.

Section 6.13 Agents and Attorneys.

     Subject to the provisions of the Act, the Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management, administration or otherwise (including the power to sub-delegate) as may be thought fit.

Section 6.14 Fidelity Bonds.

     The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

                                   ARTICLE 7
                  PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

Section 7.1 Limitation of Liability.

     Every director and officer of the Corporation in exercising their powers and discharging their duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on their part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of their office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

Section 7.2 Indemnity.

(1) Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, and their heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is made a party by reason of being or having been a director or officer of the Corporation, or as a director or officer, or acting in a similar capacity, of such other entity at the Corporation's request, if:

     (a) they acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which they acted as director or officer, or in a similar capacity, at the Corporation's request; and

     (b) in the case of a criminal, administrative, investigative or other proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful.

(2) The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Section 7.3 Insurance.

     Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.2 against such liabilities and in such amounts as the board may from time to time determine and as are permitted by the Act.

                                    ARTICLE 8
                                     SHARES

Section 8.1 Allotment of Shares.

     Subject to the Act, the articles and any unanimous shareholder agreement, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

Section 8.2 Commissions.

     The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of their purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

Section 8.3 Registration of Share Transfer.

     Subject to the provisions of the Act, no transfer of a share in respect of which a certificate has been issued shall be registered in a securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any reasonable fee, not to exceed $3, prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles.

Section 8.4 Transfer Agents and Registrars.

     The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to their functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

Section 8.5 Non-Recognition of Trusts.

     Subject to the provisions of the Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

Section 8.6 Share Certificates.

     Every holder of one or more shares of the Corporation shall be entitled, at their option, to a share certificate, or to a non-transferable written certificate of acknowledgement of the right to obtain a share certificate, stating the number and class or series of shares held by them as shown on the securities register. Such certificates and certificates of acknowledgement of a shareholder's right to a share certificate, respectively, shall be in such form as the board may from time to time approve. Any share certificate shall be signed in accordance with section 2.4 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of a certificate which is not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile thereon. Every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

Section 8.7 Replacement of Share Certificates.

     The board or any officer or agent designated by the board may in their discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken, on payment of such reasonable fee, not to exceed $3, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

Section 8.8 Joint Holders.

     If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

Section 8.9 Deceased Shareholders.

     In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof; except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

                                    ARTICLE 9
                              DIVIDENDS AND RIGHTS

Section 9.1 Dividends.

     Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

Section 9.2 Dividend Payments.

     A dividend payable in money shall be paid by cheque, or such other manner prescribed by the board, drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and sent to such registered holder at their recorded address, unless such holder otherwise directs. In the case of joint holders, the cheque or other manner of payment shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and sent to them at their recorded address. The sending of such payment as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

Section 9.3 Non-Receipt of Payment.

     In the event of non-receipt of any dividend payment by the person to whom it is sent as aforesaid, the Corporation shall issue re-payment of the dividend to such person for a like amount on such terms as to indemnity, reimbursement of



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                                       14


expenses, and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

Section 9.4 Record Date for Dividends and Rights.

     The board may fix in advance a date, preceding by not more than 60 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities; and notice of any such record date shall be given not less than 7 days before such record date in the manner provided for by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

Section 9.5 Unclaimed Dividends.

     Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

                                   ARTICLE 10
                            MEETINGS OF SHAREHOLDERS

Section 10.1 Annual Meetings.

     The annual meeting of shareholders shall be held at such time in each year and, subject to section 10.3, at such place as the board, the chairperson of the board, the managing director, or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor, and for the transaction of such other business as may properly be brought before the meeting.

Section 10.2 Special Meetings.

     The board, the chairperson of the board, the managing director, or the president shall have power to call a special meeting of shareholders at any time.

Section 10.3 Meeting by Telephonic, Electronic or Other Communication Facility.

     Meeting of shareholders may be held entirely by telephonic, electronic or other communication facility as permits all participants participating in the meeting to communicate with each other, and any person participating in such a meeting by such means is deemed to be present at the meeting. Any vote at such a meeting may be held entirely by means of a telephonic, electronic or other communication facility.

Section 10.4 Place of Meetings.

     Meetings of shareholders shall be held at the registered office of the Corporation or at some other place in Canada as the board shall so determine. Meetings of shareholders may also be held outside Canada at the place or places specified in the articles, or, if all the shareholders entitled to vote at the meeting so agree, at some other place outside Canada.



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Section 10.5 Notice of Meetings.

     Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Article Eleven not less than 21 nor more than 60 days before the date of the meeting to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

Section 10.6 List of Shareholders Entitled to Notice.

     For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder. If a record date for notice of the meeting is fixed pursuant to section 10.8, the shareholders listed shall be those registered at the close of business on such record date. If no such record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

Section 10.7 List of Shareholders Entitled to Vote

     For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to vote at the meeting, arranged in alphabetical order and showing the number of shares held by each such shareholder. If a record date for voting at the meeting is fixed pursuant to section 10.8, the shareholders listed shall be those registered at the close of business on such record date. If no such record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

Section 10.8 Record Date for Notice or Voting.

     The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days, as a record date for the determination of the shareholders entitled to notice of the meeting and/or vote at the meeting, and notice of any such record date shall be given not less than 7 days before such record date, by newspaper advertisement in the manner provided in the Act. If no record date for notice is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.


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                                       16


Section 10.9 Meetings Without Notice.

     A meeting of shareholders may be held without notice at any time and place permitted by the Act: (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held; and
(b) if the auditor and the directors are present or waive notice of or otherwise consent to such meeting being held; so long as such shareholders, auditor or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

Section 10.10 Chairperson, Secretary and Scrutineers.

     The chairperson of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: managing director, president, chairperson of the board, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairperson. If the secretary of the Corporation is absent, the chairperson shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairperson with the consent of the meeting.

Section 10.11 Persons Entitled to be Present.

     The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

Section 10.12 Quorum.

     A quorum for the transaction of business at any meeting of shareholders shall be two persons entitled to vote thereat present in person or represented by proxy. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

Section 10.13 Right to Vote.

     Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders, every person named in the list respecting the entitlement to vote referred to in section 10.7 shall be entitled to vote the shares shown thereon opposite their name at the meeting to which such list relates.



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                                       17


Section 10.14 Proxyholders and Representatives.

(1) Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act as their representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or their attorney and shall conform with the requirements of the Act.

(2) Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairperson of the meeting. Any such representative need not be a shareholder.

Section 10.15 Time for Deposit of Proxies.

     The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or if, no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairperson of the meeting or any adjournment thereof prior to the time of voting.

Section 10.16 Joint Shareholders.

     If two or more persons hold shares jointly, any one of them present in person or duly represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

Section 10.17 Votes to Govern.

     At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairperson of the meeting shall not be entitled to a second or casting vote.

Section 10.18 Show of Hands.

     Subject to the provisions of the Act, any question at a meeting of shareholders may be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

Section 10.19 Ballots.

     On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairperson or any person who is present and entitled to vote, whether as shareholder or proxyholder, on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairperson shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which they are entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

Section 10.20 Adjournment.

     The chairperson at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

Section 10.21 Resolution in Writing.

     A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

Section 10.22 Only One Shareholder.

     Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented by proxy constitutes a meeting.

                                   ARTICLE 11
                                     NOTICES

Section 11.1 Method of Giving Notices.

     Any notice or document to be given pursuant to the Act, the regulations thereunder, the articles or the by-laws to a shareholder or director of the Corporation may be sent (a) by prepaid mail addressed to, or may be delivered personally to, the shareholder at the shareholder's latest address as shown in the records of the Corporation or its transfer agent and the director at the director's latest address as shown on the records of the Corporation or in the last notice of directors or notice of change of directors filed under the Act, and a notice or document sent in accordance with the foregoing to a shareholder or director of the Corporation shall be deemed to be received by them at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or director did not receive the notice or document at the time or at all or (b) by electronic means as permitted by, and in accordance with, the Act and the regulations thereunder. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable. The



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                                       19


foregoing shall not be construed so as to limit the manner or effect of giving notice by any other means of communication otherwise permitted by law.

Section 11.2 Notice to Joint Holders.

     If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

Section 11.3 Computation of Time.

     In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

Section 11.4 Undelivered Notices.

     If any notice given to a shareholder pursuant to section 11.1 is returned on two consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

Section 11.5 Omissions and Errors.

     The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

Section 11.6 Persons Entitled by Death or Operation of Law.

     Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom they derive their title to such share prior to their name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which they became so entitled) and prior to their furnishing to the Corporation the proof of authority or evidence of their entitlement prescribed by the Act.

Section 11.7 Waiver of Notice.

     Any shareholder, proxyholder, other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to them under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.



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                                       20


                                   ARTICLE 12
                                 EFFECTIVE DATE

Section 12.1 Effective Date.

     This by-law shall come into force when enacted by the board.

Section 12.2 Repeal.

     All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this bylaw and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.


     ENACTED by the board as of the 5th day of April, 2004.




                                          (signed) "Arnold T. Kondrat"
                                          --------------------------------------
                                          President



                                          (signed) "Geoffrey G. Farr"
                                          --------------------------------------
                                          Secretary